Exhibit 99.1

IR-200

CNinsure Reports Third Quarter 2015 Unaudited Financial Results

—	Quarterly Net Revenues Beat Guidance, up 32.2%
—	Diluted Adjusted EBITDA per ADS up 18.1% to US$0.16

GUANGZHOU, November 19, 2015 (GLOBE NEWSWIRE) — CNinsure Inc, (Nasdaq: CISG), (the "Company" or "CNinsure"), a leading independent online-to-offline ("O2O") financial services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 20151.

Financial Highlights for Third quarter of 2015

(In thousands, except per ADS)	2014 Q3 (RMB)	2015 Q3 (RMB)	2015 Q3 (US$)	Change %
Total net revenues	542,335	716,744	112,774	32.2%
Operating income	883	22,548	3,548	2,453.6%
Online spending expenses (1)	17,013	19,375	3,048	13.9%
Non-GAAP operating income (2)	17,896	41,923	6,596	134.3%
Net income attributable to the Company’s shareholders	34,788	41,876	6,589	20.4%
Adjusted EBITDA (3)	43,463	61,351	9,652	41.2%
Basic net income per ADS	0.70	0.73	0.11	4.6%
Diluted Adjusted EBITDA Per ADS	0.87	1.02	0.16	18.1%

(1)	Online spending expenses is defined as expenses incurred by online and mobile initiatives, such as expenses relating to the development, implementation and support of CNpad, Baoxian.com, eHuzhu and Chetong.net. Chetong.net was disposed in the third quarter of 2015 and expenses related to Chetong.net were not included in online spending expenses starting from the third quarter of 2015.

(2)	Non-GAAP operating income is defined as operating income excluding online spending expenses.

(3)	Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization, compensation expenses associated with stock options, and online spending expenses.

1This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3556 to US$1.00, the effective noon buying rate as of September 30, 2015 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

Business Highlights:

●	CNpad Mobile App, a mobile insurance transaction platform: During the third quarter of 2015, an additional 17,127 copies of CNpad application ("CNpad App") were downloaded and activated, increasing the total number of downloaded and activated CNpad Apps to 93,230 as of September 30, 2015. CNpad App had approximately 30,752 active users[2] during the third quarter of 2015 compared with 28,000 active users during the second quarter of 2015. In the third quarter of 2015, total insurance premiums generated by CNpad App increased by 127.8% compared to the third quarter of 2014 and 25.4% over the second quarter of 2015 to approximately RMB795.7 million (US$125.2 million).

●	Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products: During the third quarter of 2015, Baoxian.com had 13,469 active customer accounts compared with 13,460 active customer accounts during the second quarter of 2015[3]. In the third quarter of 2015, transaction volume from Baoxian.com decreased 50% quarter-over-quarter to RMB10.6 million (US$1.7 million).

●	eHuzhu, a non-profit online mutual aid platform in China: During the third quarter of 2015, the total number of registered members of eHuzhu increased 54.3% compared to the second quarter of 2015 to approximately 540,000.

Commenting on the third quarter 2015 financial results, Mr. Chunlin Wang, chief executive officer of CNinsure, said, "Despite slower economic growth in China, we had a strong third quarter. We delivered solid top line growth and our operating margins expanded, which translated into a twenty-five fold year-over-year growth in operating income, reflecting the positive results of our organizational restructuring and strategic transformation.

"Our total net revenues again grew more than expected, increasing by 32.2% year-over-year in the third quarter of 2015, due to the outstanding performance across our various businesses and contribution from CNpad mobile App. A few key driving factors include:

1) Strong growth within our life insurance business. Benefiting from the rising demand for traditional life insurance products in a low interest rate environment, along with the successful implementation of our cross-selling strategy, new term life insurance policy sales went up by 117.8% year-over-year, pushing up revenues from our life insurance business by 91.6% year-over-year;

2) Recovery of our claims adjusting business. Our claims adjusting business rebounded from its downturn in the past three quarters to achieve 17.2% year-over-year growth;

3) Continued robust growth of property and casualty ("P&C") insurance business. Net revenues from P&C insurance agency business and insurance brokerage business grew 27.1% and 34.2% year-over-year, respectively. P&C insurance premiums (which combines our P&C insurance agency and insurance brokerage businesses) were up 15.0% year-over-year, consistently outpacing the 10.1% growth in the overall P&C insurance sector in China; and

4) Increasing contribution from CNpad mobile App. With continued migration to mobile, insurance premiums generated through CNpad App exceeded RMB795.7 million in the third quarter of 2015, an increase of 127.8% year-over-year, and over 60% of our auto insurance business and over 50% of new term life insurance business were transacted through CNpad App. Revenue attributable to CNpad App accounted for 32.9% of our total net revenues, as compared to 25.8% during the previous quarter.

2 Active users are defined as users who made at least one purchase through CNpad App during the specified period.

3Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com or its mobile application during the specified period.

"We also saw back-office efficiency improvement as a result of the increased adoption of CNpad App, evidenced by a drop in non-GAAP operating expense ratio from 18.8% a year-ago to 17.4%, continuing a trend that has been witnessed in the past two quarters.

"Given the strong performance of our business and the Chinese Insurance Regulatory Commission’s recent relaxation of regulations over the establishment of insurance intermediary companies and removal of the certificate requirement for sales agents to conduct business, we believe the opportunity for us to consolidate market resources has never looked more promising. During the third quarter of 2015, we made steady progress in further extending our sales network footprint and expanding our sales force. We also showed that our migration to the Internet channel, marked by strong mobile adoption, continued undeterred and ahead of plan, with strong annual and quarterly increases in active users and even faster increase in monetization. As we execute these plans to drive further business growth and gain market share, we remain confident about our growth outlook going forward. "

Financial Results for the Third Quarter of 2015

Total net revenues were RMB716.7 million (US$112.8 million) for the third quarter of 2015, representing an increase of 32.2% from RMB542.3 million for the corresponding period in 2014.

Net revenues for the insurance agency business were RMB543.8 million (US$85.6 million) for the third quarter of 2015, representing an increase of 34.4% from RMB404.7 million for the corresponding period in 2014. The increase was primarily driven by a 27.1% increase in net revenues derived from the P&C insurance agency business, from RMB359.0 million for the third quarter of 2014 to RMB456.2 million (US$71.8 million) for the third quarter of 2015, and a 91.6% increase in net revenues derived from the life insurance agency business, from RMB45.7 million for the third quarter of 2014 to RMB87.6 million (US$13.8 million) for the third quarter of 2015. The growth of the P&C insurance agency business was primarily due to the growth of sales volume and an increase in the commission rates that the Company received from the insurance companies for whom the Company acts as agent. The increase in net revenues generated from the life insurance agency business was primarily due to a 130.2% increase in commissions derived from new long-term life insurance policy sales and an 11.2% increase in renewal commissions, offset by a decline in commissions derived from short term life insurance products. The strong sales of new long-term life insurance products was because life insurance products became more attractive due to a narrowing of the gap in yields between life insurance products and savings deposits or wealth management products because of lower interest rates. Revenues generated from the insurance agency business accounted for 75.9% of total net revenues in the third quarter of 2015.

Net revenues for the insurance brokerage business were RMB91.0 million (US$14.3 million) for the third quarter of 2015, representing an increase of 34.2% from RMB67.8 million for the corresponding period in 2014. This growth was primarily attributable to continued efforts to cultivate markets and build customer relationship. Revenues generated from the insurance brokerage business accounted for 12.7% of total net revenues in the third quarter of 2015.

Net revenues for the claims adjusting business were RMB81.9 million (US$12.9 million) for the third quarter of 2015, representing an increase of 17.2% from RMB69.9 million for the corresponding period in 2014. The increase was primarily due to increased marketing efforts during the quarter. Revenues generated from the claims adjusting business accounted for 11.4% of total net revenues in the third quarter of 2015.

Total operating costs and expenses were RMB694.2 million (US$109.2 million) for the third quarter of 2015, representing an increase of 28.2% from RMB541.5 million for the corresponding period in 2014.

Total operating costs were RMB544.1 million (US$85.6 million) for the third quarter of 2015, representing an increase of 30.1% from RMB418.1 million for the corresponding period in 2014. The increase was primarily due to sales growth.

Costs of insurance agency business were RMB424.0 million (US$66.7 million) for the third quarter of 2015, representing an increase of 33.0% from RMB318.8 million for the corresponding period in 2014, primarily driven by a 27.7% increase in costs for the P&C insurance agency business, from RMB287.0 million for the third quarter of 2014 to RMB366.5 million (US$57.7 million) for the third quarter of 2015, and a 80.8% increase in costs for the life insurance agency business, from RMB31.8 million for the third quarter of 2014 to RMB57.5 million (US$9.1 million) for the third quarter of 2015. Costs incurred by the insurance agency business accounted for 77.9% of total operating costs in the third quarter of 2015.

Costs of insurance brokerage business were RMB72.4 million (US$11.4 million) for the third quarter of 2015, representing an increase of 33.2% from RMB54.4 million for the corresponding period in 2014. The increase largely tracked sales growth. Costs incurred by the insurance brokerage business accounted for 13.3% of total operating costs in the third quarter of 2015.

Costs of claims adjusting business were RMB47.6 million (US$7.5 million) for the third quarter of 2015, representing a slight increase of 6.1% from RMB44.9 million for the corresponding period in 2014. The increase was consistent with the increase in net revenues. Costs incurred by the claims adjusting business accounted for 8.8% of total operating costs in the third quarter of 2015.

Selling expenses were RMB29.2 million (US$4.6 million) for the third quarter of 2015, representing an increase of 8.4% from RMB27.0 million for the corresponding period in 2014, primarily due to an increase in sales and marketing activities.

General and administrative expenses were RMB120.9 million (US$19.0 million) for the third quarter of 2015, representing an increase of 25.4% from RMB96.4 million for the corresponding period in 2014. The increase was primarily due to a combination of the following factors:

1) an increase of 13.9% in expenses incurred by online and mobile initiatives, from RMB17.0 million in the third quarter of 2014 to RMB19.4 million (US$3.0 million) for the same period in 2015;

2) an increase of 34.9% in share-based compensation expenses from RMB4.6 million for the third quarter of 2014 to RMB6.2 million (US$1.0 million) for the same period in 2015. The increase in share-based compensation expenses was mainly due to a share incentive charge incurred by CNinsure Insurance Surveyors & Loss Adjustors Holding Co., Ltd. ("CISLA"), a subsidiary of CNinsure; offset by

3) a decrease of depreciation expenses from RMB7.1 million for the third quarter of 2014 to RMB3.5 million (US$0.5 million) for the same period in 2015.

As a result of the preceding factors, operating income was RMB22.5 million (US$3.5 million) for the third quarter of 2015, representing an increase of 2,453.6% from RMB0.9 million for the corresponding period in 2014.

Operating margin was 3.1% for the third quarter of 2015, compared with 0.2% for the corresponding period in 2014.

Non-GAAP operating income was RMB41.9 million (US$6.6 million) for the third quarter of 2015, representing an increase of 134.3% from RMB17.9 million for the corresponding period in 2014.

Non-GAAP operating margin was 5.8% for the third quarter of 2015, as compared to 3.3% for the corresponding period in 2014.

Investment income was RMB10.4 million (US$1.6 million) for the third quarter of 2015, representing an increase of 17.6% from RMB8.8 million for the corresponding period in 2014, primarily due to the capital gains derived from the disposal of Shenzhen Chetong Network Co., Ltd., a subsidiary of CNinsure, during the third quarter of 2015, offset by a decrease in investment income derived from the short-term investment in financial products during the quarter. These short-term investments mainly represented inter-bank deposits with a term of one to two years, which pay interests on a semi-annual and annual basis. Because these investments are classified as available for sale and investment income is recognized when received, investment income may fluctuate from quarter to quarter.

Interest income was RMB12.9 million (US$2.0 million) for the third quarter of 2015, representing a decrease of 33.4% from RMB19.4 million for the corresponding period in 2014. The decrease in interest income was primarily due to decreases in interest rates and term deposits as a result of an increase in short-term investments.

Income tax expense was RMB4.0 million (US$0.6 million) for the third quarter of 2015, representing a decrease of 5.7% from RMB4.2 million for the corresponding period in 2014. The decrease was primarily due to non-taxable capital gains generated from the disposal of Chetong.net and utilization of tax loss carryforward which was previously recognized as deferred tax allowance . The effective tax rate for the third quarter of 2015 was 8.1% compared with 13.9% for the corresponding period in 2014.

Share of income of affiliates was RMB4.1 million (US$0.6 million) for the third quarter of 2015, representing a decrease of 48.6% from RMB8.0 million for the corresponding period in 2014, mainly attributable to a decrease of profit from China Financial Services Group, in which the Company owns 20.6% of the equity interests, largely due to 1) narrower interest spread as a result of downwards adjustment in interest rates that it charged its customers for retail loans because of higher liquidity in the market; and 2) increased marketing expenses related to its online platform.

Net income attributable to the Company’s shareholders was RMB41.9 million (US$6.6 million) for the third quarter of 2015, representing an increase of 20.4% from RMB34.8 million for the corresponding period in 2014.

Net margin was 5.8% for the third quarter of 2015 compared with 6.4% for the corresponding period in 2014.

Basic and diluted net income per ADS were RMB0.73 (US$0.11) and RMB0.70 (US$0.11) for the third quarter of 2015, respectively, representing an increase of 4.6% and 0.7% from RMB0.70 and RMB0.69 for the corresponding period in 2014, respectively.

Adjusted EBITDA was RMB61.4 million (US$9.7 million) for the third quarter of 2015, representing an increase of 41.2% from RMB43.5 million for the corresponding period in 2014.

Adjusted EBITDA margin was 8.6% for the third quarter of 2015, compared with 8.0% for the corresponding period in 2014.

Diluted adjusted EBITDA per ADS was RMB1.02 (US$0.16) for the third quarter of 2015, representing an increase of 18.1% from RMB0.87 for the corresponding period in 2014.

As of September 30, 2015, the Company had RMB1.5 billion (US$238.1 million) in cash and cash equivalents.

Recent Developments:

●	On November 9, 2015, CNinsure's subsidiary, CISLA filed an application with the National Equities Exchange and Quotations to list on the New Third Board, an emerging over-the-counter stock exchange in China.

In order to facilitate the listing, CISLA commenced a series of corporate restructurings and issued new shares to CISLA's management and key employees. As a result of the restructuring and the new share issuance, CNinsure's shareholdings in CISLA was diluted from 51% to 44.7% and the remaining equity interests of CISLA were jointly owned by its founders, management and employees. CNinsure remains the largest shareholder of CISLA and will continue to exercise substantial control over CISLA after the proposed listing through agreements made with minority shareholders.

Meanwhile, in order to align the interests of the founding team of Chetong.net with the growth of the platform, Guangdong CNinsure Fangzhong Investment Management Co., Ltd., in which CNinsure owns 51% of the equity interests, transferred its equity interests in Shenzhen Chetong Network Co., Ltd. ("Chetong Network"), the operating entity of Chetong.net, to CISLA and the management and employees of Chetong Network. As a result, CISLA and the management and employees of Chetong Network hold 19.9% and 80.1% of the equity interests of Chetong Network, respectively.

●	On November 7, 2015, in recognition of its outstanding performance in 2015, CNinsure was awarded Insurance Intermediary of the Year 2015 at the 10th China Insurance Innovation Award Ceremony.

●	As of September 30, 2015, CNinsure’s distribution and service network consisted of 570 sales and services outlets operating in 27 provinces, compared with 548 sales and service outlets operating in 27 provinces as of September 30, 2014. CNinsure had 93,240 sales agents and 1,447 professional claims adjustors as of September 30, 2015, compared with 57,143 sales agents, and 1,473 professional claims adjustors as of September 30, 2014.

Business Outlook

CNinsure expects its total net revenues to grow approximately 30% in the fourth quarter of 2015 compared with the corresponding period in 2014. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its third quarter 2015 results as per the following details.

Time: 8:00 PM Eastern Daylight Time on November 19, 2015
      or 9:00 AM Beijing/Hong Kong Time on November 20, 2015

The toll free dial-in numbers:
United States	1-855-500-8701
United Kingdom	0800-015-9724
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606

The toll dial-in numbers:
China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6713-5440

Conference ID #:68836026

Additionally, a live and archived web cast of this call will be available at:

http://ir.cninsure.net/events.cfm

About CNinsure Inc.

CNinsure Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad, a mobile sales support application and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China. Our extensive distribution and service network covers 27 provinces in China, including most economically developed regions and cities.

For more information about CNinsure Inc., please visit http://ir.cninsure.net/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Along with other sections, management quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure's limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides non-GAAP operating income, non-GAAP operating income margin, non-GAAP expense ratio, adjusted EBITDA, adjusted EBITDA margin and diluted adjusted EBITDA per ADS, which are non-GAAP financial measures. Non-GAAP operating income is defined as operating income before expenses associated with the Company's online and mobile initiatives, including expenses relating to the development, implementation and support of CNpad, Baoxian.com, eHuzhu and Chetong.net. Following the disposal of Chetong.net in the third quarter of 2015, expenses related to Chetong.net were not included in online expenses starting from the third quarter of 2015. Non-GAAP operating income margin is defined as non-GAAP operating income divided by total net revenues. Non-GAAP expense ratio is defined as selling expenses and general and administration expenses excluding expenses associated with the Company's online and mobile initiatives and share-based compensation expenses divided by total net revenues. Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization, compensation expenses associated with stock option and expenses incurred on online and mobile initiatives. Adjusted EBITDA margin is defined as adjusted EBITDA divided by total net revenues. Diluted adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total number of ADS on a diluted basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that such measures exclude items that were significant in the third quarter of 2015 and the corresponding period of 2014, and these items have been, and will continue to be, significant recurring factors in our business.

In light of these limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Operating Income and Non-GAAP Operating Income Margin”, “Reconciliation of Non-GAAP Expenses Ratio” and “Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin” set forth at the end of this release.

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2014	2015	2015
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,103,068	1,513,438	238,127
Restricted cash	7,478	15,814	2,488
Short term investments	688,900	1,375,000	216,345
Accounts receivable, net	186,150	249,111	39,195
Insurance premium receivables	472	316	50
Other receivables	88,149	75,055	11,809
Amounts due from related parties	209,601	105,153	16,545
Other current assets	17,908	22,003	3,462
Total current assets	3,301,726	3,355,890	528,021

Non-current assets:
Property, plant, and equipment, net	47,171	35,391	5,568
Goodwill and intangible assets, net	165,072	155,452	24,459
Deferred tax assets	2,638	1,826	287
Investment in affiliates	219,703	244,147	38,415
Other non-current assets	12,176	24,208	3,809
Total non-current assets	446,760	461,024	72,538
Total assets	3,748,486	3,816,914	600,559

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2014	2015	2015
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to CNinsure Inc. of RMB4,453 and RMB3,087 (US$486) as of December 31, 2014 and September 30, 2015, respectively)	128,765	155,832	24,519
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB268 and RMB1,959 (US$308) as of December 31, 2014 and September 30, 2015, respectively)	2,942	5,089	801
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB7,099 and RMB2,978 (US$469) as of December 31, 2014 and September 30, 2015, respectively)	109,412	130,130	20,475
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,083 and RMB1,146 (US$180) as of December 31, 2014 and September 30, 2015, respectively)	40,096	41,341	6,504
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB2,571 and RMB1,520 (US$239) as of December 31, 2014 and September 30, 2015, respectively)	54,225	56,553	8,898
Total current liabilities	335,440	388,945	61,197

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2014	2015	2015
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities	53,855	66,331	10,437
Deferred tax liabilities	24,931	22,619	3,559
Total non-current liabilities	78,786	88,950	13,996
Total liabilities	414,226	477,895	75,193

Ordinary shares	8,563	8,573	1,349
Additional paid-in capital	2,601,401	2,465,131	387,868
Statutory reserves	198,422	197,702	31,107
Retained earnings	764,963	920,680	144,861
Accumulated other comprehensive loss	(105,106)	(93,697)	(14,743)
Subscription receivables	(257,491)	(263,757)	(41,500)
Total CNinsure Inc. shareholders’ equity	3,210,752	3,234,632	508,942
Non-controlling interests	123,508	104,387	16,424
Total equity	3,334,260	3,339,019	525,366
Total liabilities and equity	3,748,486	3,816,914	600,559

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$

Net revenues:
Agency	404,694	543,846	85,570	1,135,697	1,486,908	233,953
Brokerage	67,761	90,969	14,313	173,948	274,164	43,137
Claims adjusting	69,880	81,929	12,891	207,747	207,233	32,606
Total net revenues	542,335	716,744	112,774	1,517,392	1,968,305	309,696
Operating costs and expenses:
Agency	(318,806)	(424,048)	(66,720)	(875,739)	(1,160,911)	(182,659)
Brokerage	(54,364)	(72,415)	(11,394)	(138,500)	(218,255)	(34,340)
Claims adjusting	(44,898)	(47,621)	(7,493)	(122,431)	(128,679)	(20,247)
Total operating costs	(418,068)	(544,084)	(85,607)	(1,136,670)	(1,507,845)	(237,246)
Selling expenses	(26,955)	(29,231)	(4,599)	(75,523)	(86,670)	(13,637)
General and administrative expenses	(96,429)	(120,881)	(19,020)	(272,389)	(328,095)	(51,623)
Total operating costs and expenses	(541,452)	(694,196)	(109,226)	(1,484,582)	(1,922,610)	(302,506)
Income from operations	883	22,548	3,548	32,810	45,695	7,190
Other income, net:
Investment income	8,811	10,358	1,630	33,062	44,738	7,039
Interest income	19,446	12,947	2,037	63,462	48,028	7,557
Others, net	1,075	3,062	481	1,735	8,009	1,260
Income before income taxes and income of affiliates	30,215	48,915	7,696	131,069	146,470	23,046
Income tax expense	(4,190)	(3,950)	(621)	(18,726)	(16,989)	(2,673)
Share of income of affiliates	7,952	4,087	643	22,421	24,444	3,846
Net income	33,977	49,052	7,718	134,764	153,925	24,219
Less: net (loss) gain attributable to noncontrolling interests	(811)	7,176	1,129	72	(1,072)	(168)
Net income attributable to the Company’s shareholders	34,788	41,876	6,589	134,692	154,997	24,387

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:

Basic	0.03	0.04	0.01	0.13	0.13	0.02
Diluted	0.03	0.03	0.01	0.13	0.13	0.02

Net income per ADS:

Basic	0.70	0.73	0.11	2.69	2.69	0.42
Diluted	0.69	0.70	0.11	2.68	2.58	0.41

Shares used in calculating net income per share:

Basic	1,000,565,906	1,151,945,764	1,151,945,764	999,928,000	1,151,327,395	1,151,327,395
Diluted	1,004,883,981	1,200,958,840	1,200,958,840	1,004,700,996	1,202,347,993	1,202,347,993

Net income	33,977	49,052	7,718	134,764	153,925	24,219
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	(2,434)	5,318	837	3,203	5,143	809
Comprehensive income	31,543	54,370	8,555	137,967	159,068	25,028
Less: Comprehensive income attributable to the noncontrolling interests	(811)	7,176	1,129	72	(1,072)	(168)
Comprehensive income attributable to the CNinsure Inc’s shareholders	32,354	47,194	7,426	137,895	160,140	25,196

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	33,977	49,052	7,718	134,764	153,925	24,219
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	7,088	3,469	546	22,227	14,308	2,251
Amortization of intangible assets	4,864	2,620	412	12,098	9,301	1,463
Allowance for doubtful receivables	784	2,291	360	3,912	2,903	457
Compensation expenses associated with stock options	4,588	6,190	974	18,914	14,824	2,332
Investment income	(3,983)	(10,152)	(1,597)	(14,653)	(29,739)	(4,679)
(Gain) loss on disposal of property, plant and equipment	134	22	3	49	17	3
Share of income of affiliates	(7,952)	(4,087)	(643)	(22,421)	(24,444)	(3,846)
Changes in operating assets and liabilities	15,948	6,908	1,087	33,316	(33,191)	(5,222)
Net cash generated from operating activities	55,448	56,313	8,860	188,206	107,904	16,978

Cash flows used in investing activities:
Purchase of property, plant and equipment	(1,638)	(1,654)	(260)	(4,583)	(3,818)	(601)
Proceeds from disposal of property and equipment	8	63	10	366	380	60
Proceeds from disposal of short term investment	53,983	22,300	3,509	70,842	290,787	45,753
Disposal of subsidiaries, net of cash	—	18,892	2,972	—	15,476	2,435
Purchase of short term investments	(170,000)	(405,000)	(63,723)	(530,000)	(955,000)	(150,261)
Acquisition of subsidiaries, net of cash	(63,724)	—	—	(62,709)	—	—
Decrease (increase) in restricted cash	463	(2,251)	(354)	945	(8,336)	(1,312)
Decrease in other receivables	127,687	—	—	122,632	—	—
Purchase of intangible assets	—	—	—	(118)	—	—
Return of investment in non-current assets	3,500	—	—	3,900	—	—
Addition in investment in non-current assets	(7,019)	(9,000)	(1,416)	(7,019)	(10,000)	(1,573)
Decrease (increase) in amounts due from related parties	13,739	27,712	4,360	(58,850)	111,939	17,613
Net cash used in investing activities	(43,001)	(348,938)	(54,902)	(464,594)	(558,572)	(87,886)

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
Cash flows generated from (used in) financing activities:
Acquisition of additional interests in subsidiaries	(11,000)	(45,500)	(7,159)	(11,000)	(153,500)	(24,152)
Increase in capital injection by noncontrolling interests	—	17,000	2,675	—	17,000	2,675
Repurchase of ordinary shares	—	(6,276)	(987)	—	(6,276)	(987)
Dividend distributed to noncontrolling interests	—	—	—	—	(2,450)	(386)
Proceeds on exercise of stock options	—	2	—	3,183	1,121	176
Net cash used in financing activities	(11,000)	(34,774)	(5,471)	(7,817)	(144,105)	(22,674)
Net increase (decrease) in cash and cash equivalents	1,447	(327,399)	(51,513)	(284,205)	(594,773)	(93,582)
Cash and cash equivalents at beginning of period	2,008,608	1,835,519	288,803	2,288,623	2,103,068	330,900
Effect of exchange rate changes on cash and cash equivalents	(2,434)	5,318	837	3,203	5,143	809
Cash and cash equivalents at end of period	2,007,621	1,513,438	238,127	2,007,621	1,513,438	238,127
Interest paid	—	—	—	—	—	—
Income taxes paid	3,480	1,104	174	17,870	3,849	606

CNINSURE INC.

Reconciliations of Non-GAAP Operating Income and Non-GAAP Operating income Margin

(In thousands, unaudited)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
Operating income	883	22,548	3,548	32,810	45,695	7,190
Online spending expenses	17,013	19,375	3,048	32,008	61,427	9,665
Non-GAAP Operating Income	17,896	41,923	6,596	64,818	107,122	16,855
Total net revenues	542,335	716,744	112,774	1,517,392	1,968,305	309,696
Non-GAAP Operating Income Margin	3.3%	5.8%	5.8%	4.3%	5.4%	5.4%

CNINSURE INC.

Reconciliation of Non-GAAP Expenses Ratio

(In thousands, unaudited)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
Selling expenses	26,955	29,231	4,599	75,523	86,670	13,637
General and administrative expenses	96,429	120,881	19,020	272,389	328,095	51,623
Total expenses	123,384	150,112	23,619	347,912	414,765	65,260
Online spending expenses	(17,013)	(19,375)	(3,048)	(32,008)	(61,427)	(9,665)
Compensation expenses associated with stock options	(4,588)	(6,190)	(974)	(18,914)	(14,824)	(2,332)
Non-GAAP expenses	101,783	124,547	19,597	296,990	338,514	53,263
Total net revenues	542,335	716,744	112,774	1,517,392	1,968,305	309,696
Non-GAAP Operating expenses ratio	18.8%	17.4%	17.4%	19.6%	17.2%	17.2%

CNINSURE INC.

Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin

(In thousands, unaudited)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
Net income	33,977	49,052	7,718	134,764	153,925	24,219
Income tax expense	4,190	3,950	621	18,726	16,989	2,673
Investment income	(8,811)	(10,358)	(1,630)	(33,062)	(44,738)	(7,039)
Interest income	(19,446)	(12,947)	(2,037)	(63,462)	(48,028)	(7,557)
Depreciation	7,088	3,469	546	22,227	14,308	2,251
Amortization of intangible assets	4,864	2,620	412	12,098	9,301	1,463
Compensation expenses associated with stock options	4,588	6,190	974	18,914	14,824	2,332
Online spending expenses	17,013	19,375	3,048	32,008	61,427	9,665
Adjusted EBITDA	43,463	61,351	9,652	142,213	178,008	28,007
Total net revenues	542,335	716,744	112,774	1,517,392	1,968,305	309,696
Adjusted EBITDA Margin	8.0%	8.6%	8.6%	9.4%	9.0%	9.0%

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.

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